Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

The following is a transcript of a conference call held on April 28, 2014 by Media General, Inc.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MEG - Q1 2014 Media General Inc. Earnings Conference Call
EVENT DATE/TIME: APRIL 28, 2014 / 03:00PM GMT
OVERVIEW: MEG reported 1Q14 net operating revenue of $144m.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Lou Anne Nabhan Media General, Inc. - VP of Corporate Communications

George Mahoney Media General, Inc. - President and CEO

Jim Woodward Media General, Inc. - SVP of Finance and CFO

CONFERENCE CALL PARTICIPANTS

Barry Lucas Gabelli & Co. - Analyst

Matthew Dodson JWest, LLC - Analyst

Sachin Shah Albert Fried & Company - Analyst

PRESENTATION

Operator

Good morning, and welcome to the Q1 2014 Media General, Inc. earnings conference call. My name is John and I will be your operator for today's call. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session. Please note that the conference is being recorded.

And I will now turn the call over to Lou Anne Nabhan. Lou Anne, you may begin.

Lou Anne Nabhan - Media General, Inc. - VP of Corporate Communications

Thank you, John, and good morning, everyone. Welcome to Media General's first-quarter 2014 conference call and webcast. Earlier today, we announced our first-quarter 2014 results. The press release is on our website. A transcript of the comments from today's call will be posted immediately after the call, and a replay also will be available.

Today's presentation contains forward-looking statements, which are subject to various risks and uncertainties. These should be understood in the context of the Company's publicly available reports filed with the SEC, including the section on Risk Factors. Media General's future performance could differ materially from its current expectations.

Our speakers today are George Mahoney, President and Chief Executive Officer; and Jim Woodward, Senior Vice President, Finance, and Chief Financial Officer.

I will now turn the presentation over to George.

George Mahoney - Media General, Inc. - President and CEO

Thank you, Lou Anne. And good morning, everyone, and thank you for tuning in. Today, we report on the first full quarter for the combined Media General and Young Broadcasting, which merged on November 12 last year. I'm going to compare our first-quarter 2014 results to the first-quarter of 2013, as adjusted, for the combined Company.

Net operating revenue increased 16% to $144 million, and it reflects growth in all of our revenue categories. We did very well with the Sochi Winter Olympics in our nine NBC stations, and with NCAA Basketball Tournament on our 12 CBS stations. Political revenues also were very strong in the quarter at $4.4 million. We benefited in particular from the just-completed special election in Florida's 13th Congressional District near Tampa. It was considered by many to be a bellwether for the fall. The Associated Press reported that a total of $11 million was spent on the race, as the Democrats tried very hard to win this long-held Republican district.

Our retransmission revenues in the first quarter increased nearly 50%, and digital revenues rose an impressive 33%. Operating income, excluding merger-related expenses in the current quarter, increased 87% from last year. Broadcast cash flow increased 38% to $45.9 million compared to $33.3 million in the first quarter of 2013. Our broadcast cash flow margin was 32%, up from 27% last year. EBITDA nearly doubled to $39.3 million compared with $23.2 million last year.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

In addition to higher revenues in the quarter, we benefited from financing synergies to be realized when we merged with Young. The new credit facilities, that became effective with the completion of the merger, enabled us to lower annualized combined cash interest costs from $75 million to $39 million. Interest expense in the first quarter was just under $10 million, compared with a combined $21.4 million last year. As promised, the merger is enabling Media General to generate strong free cash flow. We have repaid $36 million of debt so far this year.

Additionally, as we've continued our Young merger integration efforts, we have identified further significant cost savings. We are announcing today an additional $10 million of operating synergies. This is on top of everything we have identified previously. These significant new savings will come principally from restructuring corporate and shared service functions. Approximately 45 positions are involved. We began implementing the restructuring last week, and it will be completed before the end of the year. We'll realize the full impact in 2015. And our integration efforts continue, and we expect to find and announce more 2014 synergies.

As we progress in our tenure as a pure play broadcaster, and as we combine with other successful broadcasting companies, we are deepening our understanding of industry best practices, and we are incorporating them rapidly into our business model. The basic tenet is to be as thin as possible at the corporate level, and to focus increasingly at the local station level closer to the customer, so that we can be nimble and even more responsive to our communities. This approach will contribute to increased margins.

Before turning the presentation over to Jim Woodward, I want to provide some additional detail on our 2014 revenue accomplishments to date and our opportunities for the balance of the year. As I mentioned, we got off to a great start in Q1 with the Sochi Winter Olympics. Our NBC stations generated $11.6 million from the games, nearly a 50% increase from the 2010 Winter Olympics when these same stations generated $7.8 million of revenue. Particularly with an eye to the just-completed Congressional race in Florida's 13th District, and the seven battleground states where we have stations, we expect a strong political performance this year.

We all know the Republicans want to reclaim the Senate. Four of the open Senate seat races nationally are in states where we have stations. These open seats are Saxby Chambliss's seat in Georgia, Tom Harkin's in Iowa, Carl Levin's in Michigan, and Tim Johnson's from South Dakota. In our markets, we also have key races to unseat Mary Landrieu in Louisiana, Kay Hagan in North Carolina, Mark Warner in Virginia, and Lamar Alexander in Tennessee. Both Senate seats in South Carolina are up for reelection, and we have three stations in that state. And, of course, the gubernatorial races are expected to be very competitive in Florida, Iowa, Michigan, Ohio, Rhode Island, South Dakota, and Wisconsin.

Media General historically has benefited because of our station's strategic locations in political battleground states. Our position is enhanced with the addition of Young stations. We think that's worth noting as we enter the hot part of this political year.

I also want to recognize our station's continuing success in providing their communities with excellent news and information. Two of our stations have won Emmy awards so far this year, and not all the Emmy competitions have concluded. Last week, the regional Edward R. Murrow awards were announced, and 10 Media General stations won a total of 19 Murrow's. We've also fared very well this year in the awards in competitions sponsored by the Associated Press, by state broadcaster associations, and by others that celebrate excellent journalism.

Local is our business and it's also our heritage. Therefore, it's gratifying to see our stations performing so well and being recognized for their great work. It's how we form bonds with our communities, so that, among other things, we are top-of-mind when there is news or information that people need to know. And to connect the dots, the awards I mentioned are exactly the types of things that drive audience, ratings and revenue.

And now let's hear from Jim.

Jim Woodward - Media General, Inc. - SVP of Finance and CFO

Thank you, George, and good morning. Let me first note that, as I explained on our last earnings call, the Young merger was accounted for as a reverse acquisition. Consequently, the GAAP financials in our press release this morning include only Young operating results for the 2013 first quarter. Also in the press release, we included 2013 supplemental combined-company information. The supplemental combined-company information simply adds the results of legacy Media General and legacy Young together without any adjustments.

My comments are going to compare the 2014 first-quarter to the 2013 supplemental combined results. I'm going to recap a bit of what George reported, and add further details on the quarter as well.

Net operating revenue of $124 million in 2013 increased to $144 million in 2014, or 16%, and reflects a growth in all revenue categories -- local and gross time sales, political time sales, retransmission revenue, and digital. In the first quarter, local gross time sales increased 5.9% to $76.4 million, and national gross time sales increased 1.8% to $34.1 million. Core growth included significant increases in several advertising categories, such as 20% in automotive, and 50% in telecommunications, as well as healthy increases in healthcare and entertainment.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

Political gross time sales were $4.4 million compared to $879,000 last year. Retransmission revenues increased by 50% to $34 million, and digital revenues increased 33% to $5.4 million. Total operating costs were $124.7 million, which included $4.8 million of merger-related expenses. And depreciation and amortization was higher by $5.7 million in the current quarter, due to the effects of the purchased accounting resulting from the Young merger. Excluding those two amounts, total operating costs increased by less than 3%.

Expense growth also included higher network compensation, and increases for salaries and benefits. Corporate and other expense of $10.1 million decreased 35% to $6.6 million in the first quarter of 2014, the result of lower stock-based compensation, due to the change in the Company stock price, and lower legacy benefit cost.

As George mentioned, we've identified $10 million of annualized cost savings from restructuring corporate and the shared services functions. While we will realize savings in 2014 from the restructuring, the full impact on a run rate basis will not be until 2015. Of the $10 million, approximately half is in corporate expense and the balance is in station operating expense. Capital expenditures in the first quarter were $2.5 million and were mostly for HD new sets, equipment upgrades and replacements, building improvements and vehicles. Capital expenditures for the full year are still expected to be $41 million, as we complete the buildout of HD at our stations, and an investment in enhancing our newsgathering and production capabilities.

Total debt outstanding decreased to $881.4 million on March 31, 2014 compared to $917 million on December 31, 2013, reflecting consolidated debt payments of $35.6 million. Retirement and post-retirement plans liabilities decreased to $107.7 million on March 31 of 2014, compared with $155.3 million on December 31, 2013, reflecting a $45 million cash contribution to the Company's pension plan in early 2014. Net leverage as of March 31, 2014, as defined in our credit agreement, was 4.23 times, based on an adjusted pro forma trailing eight quarter average EBITDA of $206.5 million.

And now I'll turn it back to George.

George Mahoney - Media General, Inc. - President and CEO

Thank you, Jim. I'd like to provide one update and then close with some comments on our merger with LIN Media. After that, we will move to Q&A.

You'll recall we determined earlier this year to move our KRON television station in San Francisco to some vacant space in the KGO building also in the city. And so we listed the present KRON space for sale. I'm happy to report that the real estate market in San Francisco is very hot. And we've signed a contract to sell the KRON property even more quickly than we thought, and at a better price than we'd imagined.

I am working under some confidentiality restrictions here, but it's fair to say that we will close with the undisclosed buyer in an all-cash transaction on May 5, and that we will be receiving substantially more than the $20 million price at which we marketed the property. And the gain from the transaction is sheltered by our NOLs. So all of this affords the second-quarter opportunity to pay down debt at an accelerated level. I should add that we expect to physically move KRON's operations to the KGO space in the fourth quarter this year, and the terms of the sale allow us to remain in our present space on Van Ness rent-free until that time.

Now on LIN. We've said consistently that we would be an acquirer in our industry's continuing consolidation, and that is indeed the case. Our merger with LIN will create the second-largest company in the United States focused solely on local TV. Our combined revenues are more than $1.2 billion.

The LIN merger will add even more geographic and network diversity and economies of scale. Our presence in political battleground states also increases with the addition of stations in Iowa, Michigan, Ohio, Virginia and Wisconsin. I explained earlier why that's especially important. As with Young, Media General and LIN have very similar cultures and a core focus on providing excellent local content. We both provide top-rated local news, and we both also produce a number of successful local lifestyle programs. Our prospects for digital media growth are particularly exciting.

Together, we have $150 million of pro forma digital revenues, and our combined digital media business will be the largest and most diversified in the industry. A major advantage of the merger is the ability to scale LIN's digital offerings across Media General's local markets, and together, also grow the national footprint for the business.

The Media General/Young merger was a game-changer for both companies. Our merger with LIN also will be transformational for our Company. It is a terrific blockbuster transaction. Most importantly, stockholders -- for stockholders, the transaction will be immediately accretive to free cash flow per share.

The LIN merger is expected to close in early 2015. It has been approved by Media General and LIN Board's of Directors. It remains subject to the approval of the shareholders of both companies and to regulatory approvals. As we've said previously, we expect to swap or sell certain stations in overlap markets to address regulatory considerations.

And now we will be pleased to take your questions.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Barry Lucas, Gabelli & Co.

Barry Lucas - Gabelli & Co. - Analyst

Okay. So if you are bumping up the synergy total for the combined company by $10 million, what -- just refresh my memory -- we were going from what to what then?

Jim Woodward - Media General, Inc. - SVP of Finance and CFO

We had announced $15 million before. We first made the announcement on the Young transaction, we had $15 million of synergies for financing and $15 million of synergies on the operational side. As you remember, the financing synergies went immediately to $29 million. So, the operating synergies that were $15 million are now totaling $25 million.

Barry Lucas - Gabelli & Co. - Analyst

Great. So we are north of $50 million], and it seems to be your body language says that there could be some additional benefits that flow?

Jim Woodward - Media General, Inc. - SVP of Finance and CFO

Yes, sir. In fact, I've stated that and I think we will find them, yes.

Barry Lucas - Gabelli & Co. - Analyst

Okay. And on the political front, I think most everyone has been fairly cautious about 2012, although it looks like it's going to be fairly robust; 2014 less than 2012 and probably more than 2010. I think the combined was, in 2012, was about $113 million? Does that sound about right?

George Mahoney - Media General, Inc. - President and CEO

I think it does, yes.

Barry Lucas - Gabelli & Co. - Analyst

So, given your comments and what we saw in the 13th CD in Florida, would you care to handicap what the gap might be between the presidential year and the non-presidential year?

George Mahoney - Media General, Inc. - President and CEO

I think we will stay with where we were. But all signs are positive here. So, the Florida race was an unexpected bonus for us, and the Democrat message obviously didn't work. So they need to refine things and spend some more money, at least in our view, in order to carry anything else. And then on top of that, the McCutchen decision that came down recently listing the spending caps for individuals, I think also contributes. Some people think means there will be more money in the race; some people think that means that money will be shifted around.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

But in all events, there are positive signs for us. So, as we look out, just what I said -- the hot part of the season for political, we are feeling better and better all the time. And we are pleased that we've got the Young stations with us, particularly those in the upper Midwest.

Barry Lucas - Gabelli & Co. - Analyst

Great. Just two more brief ones. I don't know if you had an opportunity to look at the transcript from the Aereo case? And I was hoping if you had, to elicit some color or comments.

George Mahoney - Media General, Inc. - President and CEO

Look, I am pleased with the way the Aereo argument went. All broadcasters have thought that Aereo are really a bunch of pirates. And they are taking revenue that everybody else pays for, and they thought for some reason that they could come up with a jury-rigged mechanism that would allow them to skate. And I think what they are finding is that there are people that are taking a really close look at this. And so, as you look at the way the Justices questioned them, I don't think that anybody believes that what they add is anything other than a Rube Goldberg kind of a mechanism.

So, we were heartened by that. We are heartened by the kinds of copyright questions that came up during the case as well, and the Justices' appreciation for the copyright laws, it was terrific that the Justice Department came in on the side of broadcasters. All in all, Barry, I don't want to try to count noses in the Supreme Court, but we sure came away from that argument feeling better than we had. And we were feeling pretty good when we walked into it, because of all the mega-support that we've gotten and all the filings that have come in.

So, we think Aereo went fine. And we are looking for a decision, as you know, by the end of June or very first part of July.

Barry Lucas - Gabelli & Co. - Analyst

Great. Last item from me has to do with the approval process, and that seems to have ground to a halt. Have you gotten any comment or feel at all from the Commission about what it's going to take to get the deal done? Because some of your peers who are in line ahead of you sound to be a little bit frustrated with the way the process is moving along.

George Mahoney - Media General, Inc. - President and CEO

Well, you know, first of all, we are in touch with the FCC all the time, as you can imagine. It's very important, and they understand that it's very important to us. And so, we are in pretty close touch with what's going on there.

I think that there is a little bit of a shakeout that needs to occur as people get some processing guidance from the FCC. We had -- the rules that came out or the announcement on processing guidelines that came out before we made the announcement with LIN, we actually thought that helped us, and gave us some definition by the things that you're looking for. Then the order came out on March 31 -- that order was announced on March 31.

And we are feeling like there is certainly a path for the FCC. So, I understand that some people are frustrated. There are some people that have been there for now, really a whole year waiting for the FCC to kind of tell them what it was going to take and what it was not going to take. But an advantage for us is that those people are ahead of us. And it's nice for them to be able to do a little pioneering for us. So, we are feeling okay about it.

Barry Lucas - Gabelli & Co. - Analyst

Great. Thanks very much, George.

George Mahoney - Media General, Inc. - President and CEO

Sure, Barry.

Operator

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

Matthew Dodson, JWest.

Matthew Dodson - JWest, LLC - Analyst

Can you kind of talk a little bit about the pacings coming out of the quarter and what you are seeing for Q2?

George Mahoney - Media General, Inc. - President and CEO

Yes. Matthew, we're not going to go into pacing, and that's just per Media General policy. But I will say this. If you looked at car sales and how they did in the first quarter to pull this out, you saw car sales pop pretty nicely in the second half of March.

Cars for us are about 27% of our revenue. So, when they are feeling good, we are feeling great. And, at the moment, that all looks very solid. So we are pleased with the way that's shaping up. And then, as I mentioned in my comments, we're also really pleased with the political cycles and the political atmosphere right now. For a broadcaster, it's exactly the kind of thing you want to be able to see. And so, every couple of weeks, anyway, brings some new developments for us that give us that feeling that 2014 is going to be a nice political year for Media General.

Matthew Dodson - JWest, LLC - Analyst

All right. Thank you.

George Mahoney - Media General, Inc. - President and CEO

Sure.

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst

Just want to get an update on the regulatory approval on the HSR side and the FCC. Is there -- you've made the filings; can you just give us an update on that? And then when you expect potentially the preliminary proxy and the export to be filed?

George Mahoney - Media General, Inc. - President and CEO

Yes. So, on the regulatory side, first, we haven't filed yet. And what we are hoping to do, as I've said in prior calls, is we are hoping to provide the FCC with some solutions. And so, going in with some answers for them. And so that's what we are working on now. Same thing on the Hart-Scott side. So that clock has not started on the -- for the Justice Department and FTC. So, we're, as I said, feeling okay about that process, and we've allowed ourselves a lot of time.

And when we made the announcement, we said that we expect this transaction to close in the first quarter of 2015. And we think that is still an appropriate way to look. And so that's the sort of current, if you will, guidance on what we expect for the closing of this transaction. The S-4, which you also mentioned about, should be filed in the next couple of weeks. I think that's probably a fair way to look at it.

Sachin Shah - Albert Fried & Company - Analyst

Okay. So is it correct to understand that you are not in a rush to make these regulatory filings because of its complex nature of the transaction of assets that you, I guess, presumably know that you may have to divest? So you are almost creating a prepackaged situation or filing where you're putting them -- putting it in front of them to let them know that this is what we are doing in addition to merging. Is that --?

George Mahoney - Media General, Inc. - President and CEO

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

Yes, that was actually quite well-stated. Thank you. I appreciate it. So, we are in contact all the time with both the justice FTC group on the HSR side, and also with the FCC, so that they understand where we are. But that gives us a chance to talk with them, and it gives us a chance to develop some answers before we actually go in and the Justice Department start a clock, and if the FCC begin that process.

Sachin Shah - Albert Fried & Company - Analyst

Okay. So -- fair enough. I don't want to press you too much further, but the point is, after you do that, it seems like you would be in an extremely beneficial position to move forward with the transaction rather than having to go back and forth, which is typically the case for many of these kind of transactions. Is that kind of your -- you're basically spending the time upfront rather than back-ended. Is that fair?

George Mahoney - Media General, Inc. - President and CEO

Look -- yes, I mean, it is fair. And what we're trying to do is accomplish exactly that sort of thing. I don't want to comment on the success, obviously, that we may or may not have with those regulatory agencies. But the plan is to go in with solutions, not just issues.

Sachin Shah - Albert Fried & Company - Analyst

Excellent. Thank you, guys.

Sachin Shah - Albert Fried & Company - Analyst

Sure.

Operator

(Operator Instructions).

George Mahoney - Media General, Inc. - President and CEO

All right. We'll give just a couple more seconds here if there's somebody else that's interested but a bit shy. All right. Well, listen. Thank you all very much for tuning in.

As you can tell, we are delighted with these results. These are exciting times for Media General. And we very much appreciate your tuning into our Company, and we look forward to bringing you further updates as the year progresses. Thank you very much. Good bye.

Operator

Thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.

APRIL 28, 2014 / 03:00PM GMT, MEG - Q1 2014 Media General Inc. Earnings Conference Call

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Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN TV Corp.’s definitive proxy statement, dated April 7, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.